Exhibit 16.2

Tel: 212-885-8000	100 Park Avenue
Fax: 212-697-1299	New York, NY 10017
www.bdo.com

March 21, 2016

Tejune Kang
Chairman, Board of Directors
6D Global Technologies, Inc.
17 State Street, Suite 2550
New York, NY 10004

Pete Chrzaszcz
Director, Board of Directors

Michael Bannout
Director, Board of Directors

Adam Hartung
Director, Board of Directors

Dear Messrs. Kang, Chrzaszcz, Bannout, and Hartung:

In connection with our incomplete audit of the 6D Global Technologies, Inc. ("the Company") consolidated financial statements as of and for the year ended December 31, 2015, the following matters came to our attention for which we now advise you. As we have resigned effective March 17, 2016, we did not complete the audit. Had we completed the audit, additional matters may have come to our attention which we would report to you. We believe these are reportable matters in accordance with Item 304 of Regulation S-K for inclusion in the Form 8-K.

Matters Noted

Stock Grant Agreements
Information came to our attention that the CEO entered into stock grant agreements with at least four employees and two consultants in September 2014 through which the CEO granted his personal shares of the Company stock in consideration of services performed by the employees and the consultants for the Company. These grants are not reflected as expense in the Company's Consolidated Statements of Operations from the date of issuance through December 31, 2015. As per schedules provided by management, the effect on the Consolidated Statements of Operations for the year ended December 31, 2014 and for the nine-month period ended September 30, 2015 would be an increase in stock compensation expense of approximately $226,000 and $501,000, respectively. The completeness and accuracy of these amounts, the exact nature of these or other similar agreements or arrangements, and the resulting accounting and disclosure needs to be considered by the Company.

BDO USA, LLP a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Advisors Not Compensated by the Company
It has come to our attention in 2015, that the CEO has various uncompensated advisors, inclusive of Benjamin Wey. As per support provided by management (unaudited), the CEO has estimated approximately 180 hours of advisory hours provided by Mr. Wey from October 2014 through September 2015 to the Company. Advice has included, but was not limited to, making introductions to business contacts, acquisition targets and assisting in the deal structure for the Discover capital raise. As noted in the Section 10A Investigation Report performed by Blank Rome, LLP, "it was Mr. Kang's understanding that Mr. Wey was paid by NYGG-Asia for services rendered to 60 Global. 60 Global never paid Mr. Wey for any advice or services." These relationships and services are not accounted for nor disclosed in the financial statements and the Company should consider whether the absence of accounting or disclosures for this relationship is consistent with generally accepted accounting principles.

Investigative Procedures
During the course of the Section 10A independent investigative procedures, a number of inconsistencies were noted and we concluded that we are not able to rely on the representations provided by Tejune Kang, Chairman and CEO of the Company ("CEO"). See below for examples, though not all inclusive:
1.     As per conversations with the then Audit Committee Chair ("AC Chair''), Adam Hartung, he inquired with the CEO in July 2015 as to Benjamin Wey's involvement with the Company since Mr. Wey was found guilty of civil charges for sexual misconduct with an intern at NYGG. The Board of Directors was told by the CEO that Mr. Wey was friendly with the CEO but he was not involved with the Company. When the Board inquired again at the September 2015 Board meeting, they learned that Mr. Wey was meeting regularly at the 6D office and was advising the CEO on a regular basis. Additionally, in July 2015, the Company granted non-qualified stock options to James N. Baxter and Warren Raiti who are not employees of the Company; rather our understanding, based on minutes of the Board of Directors meeting, is that they are NYGG affiliated individuals. Per the authorization of the Audit Committee, the Company rescinded these options in September 2015. It was at the September 25, 2015 meeting that the Board passed a resolution that the Company cease all interactions with Mr. Wey and NYGG.

2.     As per conversations with the then AC Chair, he noted that the Board informed management in September 2015 that it did not support an expansion into Ireland and recommended it be dropped. The Company established a subsidiary in Ireland in late 2015. Additionally, per support provided by management as it relates to Mr. Wey's consultations with the CEO, Mr. Wey made introductions between the CEO and Mr. Wey's Ireland contacts in April 2015 (see further discussion on advisors not compensated by the Company).
3.     As noted in the Section 10A Investigation Report performed by Blank  Rome, LLP for the Audit Committee dated February 26, 2016 which was provided to BDO and to the NASDAQ, "our investigation revealed that Mr. Kang was unsure who paid for Mr. Wey's trip to visit Discover Growth Fund." As per conversations with the then AC Chair, he was also informed by management that the CEO was unsure who paid for these expenses. As per support provided by Mark Szynkowski, CFO, to us in March 2016 these expenses were charged to the CEO's credit card and reimbursed in 2015.

Internal Controls
A material weakness is defined as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Based on the above matters noted, as of December 31, 2015, the following four material weaknesses in the Company's internal control over financial reporting are noted:

1.     The Company did not maintain appropriate controls relating to the issuance of stock grants by the CEO which caused material misstatements in the consolidated financial statements related to expense. The lack of adequate controls over the granting of stock and the related documentation constitute a material weakness which resulted in material errors in the financial statements.

2.     The Company did not maintain appropriate governance and controls surrounding the CEO consulting with various advisors not compensated by the Company. The lack of  adequate controls surrounding review of the CEO's consultations with outside advisors constitutes a material weakness.

3.     The Company did not appear to have an effective Board of Directors that demonstrates independence from management and exercises oversight responsibility and has the ability to discharge its responsibilities. The Board of Directors (made up of all the members of the Audit Committee plus the CEO) was not familiar with the nature and extent to which Mr. Wey was providing advice to the CEO or to the extent that the CEO consults with outside advisors. Additionally, the Audit Committee provided management with direction as to not expand into Ireland which management subsequently did anyway.

4.     The Company did not maintain a sufficient complement of personnel with an appropriate level of knowledge and experience in the application of U.S. GAAP commensurate with financial reporting requirements to implement an appropriate level of review which would have detected and properly accounted for the errors noted above.

Because our audit was not completed, it is possible that additional material weaknesses in the company's internal control over financial reporting may yet to be identified.

December 31, 2014 Financial Statements and Related Independent Registered Public Accounting  Firm Opinion

Because the financial statements for the fiscal year ended December 31, 2014 do not reflect the approximate $226,000 of additional expense and our inability to rely on the representations provided by the CEO, our report on these financial statements should no longer be relied upon. Additionally our completed interim reviews related to the previously issued financials for the periods September 30, 2014, March 31, 2015, June 30, 2015 and September 30, 2015 should also not be relied upon. We direct you to Item 4.02, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report of Completed Interim Review as to further steps that need to be taken.

Sincerely,